UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION


SECURITIES EXCHANGE ACT OF 1934
Release No. 65766/November 17, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14584

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| | |
|---|---|
| In the Matter of | : |
| | :   ORDER MAKING FINDINGS |
| UCBH HOLDINGS, INC. | :   AND REVOKING |
| | :   REGISTRATION  BY DEFAULT |

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The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on October 11, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).  The OIP alleges that UCBH Holdings, Inc. (UCBH), with securities registered with the Commission, has failed to file periodic reports with the Commission since March 16, 2009.  UCBH was served with the OIP on October 15, 2011.

A telephonic prehearing conference scheduled for October 28, 2011, was canceled because Thomas F. Koegel (Koegel), counsel to the Chapter 7 Bankruptcy Trustee for UCBH, was unable to attend.  Koegel does not oppose revocation of UCBH's registered securities and suggests expediting resolution of this matter by revoking UCBH's securities by default order. Koefel's letter of October 27, 2011, notes that the Trustee and the brankruptcy estate have no interest in the status of UCBH's registered securities. The Division of Enforcement filed a Motion for Default (Motion) and Brief in Support on November 14, 2011.

**Ruling**

I GRANT the unopposed Motion, and find UCBH in default and the allegations in the OIP to be true.  See OIP at 2; 17 C.F.R. §§ 201.155(a), .220(f).

UCBH, Central Index Key Number 0001061580, is a Delaware corporation headquartered in San Francisco, California.  UCBH's common stock was formerly registered with the Commission pursuant to Section 12(b) of the Exchange Act and, until December 2009, was listed on the NASDAQ under the symbol "UCBH."  On November 6, 2009, UCBH's subsidiary, United Commercial Bank, which accounted for substantially all of UCBH's assets and revenue, was seized by the Federal Deposit Insurance Corporation and placed into receivership.  On December 15, 2009, the NASDAQ filed a Form 25 Notification of Removal from Listing and/or Registration of UCBH's common stock under Section 12(b) of the Exchange Act.  Thereafter, UCBH's common stock reverted to its previous registration under Section 12(g) of the Exchange Act.  UCBH has not filed any quarterly or annual reports since filing, in March 2009, a Form 10-K for year-end 2008.

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in annual (Forms 10-K), and quarterly reports (Forms 10-Q), even if the registration is voluntary under Section 12(g).  UCBH is delinquent in its periodic filings with the Commission since March 16, 2009, when it filed a Form 10-K for the year ending December 31, 2008.  Since that time, while its securities have been registered with the Commission, UCBH has failed to file any of its periodic reports and thus has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the Exchange Act rules.  I conclude on these facts that revocation of the registration of each class of the registered securities of UCBH is both necessary and appropriate.

## Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of UCBH Holdings, Inc., is hereby REVOKED.


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Brenda P. Murray
Chief Administrative Law Judge